UNIT[...]
SECURITIES AND E[...]
Washington, D.C. [...]

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11020772

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8- 34631

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___**1/1/2010**___ AND ENDING__**12/31/2010**___
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 GBS FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 558 "B" STREET
         (No. and Street)

SANTA ROSA, CA 95401-5274
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 DONALD G. GLOISTEN   805-653-5944
                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOVIK M. KHALOIAN
     (Name – *if individual, state last, first, middle name*)

 520 N. CENTRAL AVENUE, SUITE 650, GLENDALE, CA 91203
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____DONALD G. GLOISTEN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GBS FINANCIAL CORP._____ , as of _____DECEMBER 31_____ , 20_10___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

_____

CEO

Title

_____

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

State of California
County of _Ventura_   )

On _9 MAR 2011_   before me, _Ramesh Manwani Notary Public_
(insert name and title of the officer)

personally appeared _Donald G. Gloisten, SR_   ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)

RAMESH MANWANI
Commission # 1884093
Notary Public - California
Ventura County
My Comm. Expires Mar 26, 2014

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2010 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

March 8, 2011

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

ASSETS

Cash and cash equivalents	$ 88,925
Receivables from brokers or dealers	806,424
Receivables from non-customers	282,610
Securities owned, at market	91,031
Other assets	91,052
Property and equipment at cost, less	
accumulated depreciation of $164,448	22,639
TOTAL ASSETS	**$ 1,382,681**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 225,668
Commissions payable	582,816
Income taxes payable	4,300
Deferred income Taxes	1,700
	814,484

COMMITMENTS AND CONTINGENCIES — -

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS — -

STOCKHOLDERS' EQUITY	
Common stock, no par value;	
1000 shares authorized,	
30 shares issued and outstanding stated at	4,500
Additional paid-in capital	92,386
Retained earnings	471,311
TOTAL STOCKHOLDERS' EQUITY	568,197
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,382,681

The accompanying notes are an integral part
of these financial statements.

2

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

REVENUES
  Commissions $ 6,229,023
  Net trading gains (losses)   44,556
  Interest and dividends   196,872
  Consulting revenue   146,919

                                                   6,617,370

EXPENSES
  Commissions and brokerage costs   4,970,228
  Employee compensation and benefits   1,009,455
  Occupancy and equipment rental   53,800
  Taxes, other than income taxes   63,344
  Other operating expenses   464,828

                                                   6,561,655

INCOME BEFORE INCOME TAXES   55,715

PROVISION FOR INCOME TAXES
  Current   10,300
  Deferred   -

                                                       10,300

NET INCOME $ 45,415

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

| | Common Stock | | | | |
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2010	30	$ 4,500	$ 92,386	$425,896	$522,782
Net income	-	-	-	45,415	45,415
Balance at December 31, 2010	30	$ 4,500	$ 92,386	$471,311	$568,197

The accompanying notes are an integral part
of these financial statements.

Hovik M. Khaloian
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2010

Subordinated Liabilities at January 1, 2010	$ 100,000
Decrease in liabilities subordinated to claims of general creditors	(100,000)
Subordinated liabilities at December 31, 2010	-

The accompanying notes are an integral part
of these financial statements.

Hovik M. Khaloian
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 6,213,995
Cash paid to suppliers and employees	(6,043,256)
Interest received	196,872
Interest paid	(5,847)
Income tax refund received	4,795
Income taxes paid	(15,800)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	350,759
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in receivables from non-customers	(148,493)
(Increase) in other assets	(27,350)
Purchase of property and equipment	(12,236)
NET CASH (USED) BY INVESTING ACTIVITIES	(188,079)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of subordinated liabilities	(100,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(100,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(62,680)
CASH AND CASH EQUIVALENTS - Beginning of Year	26,245
CASH AND CASH EQUIVALENTS - End of Year	$ 88,925
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 45,415
Non-cash expenses included in net income:	
Depreciation and amortization	12,357
Changes in assets and liabilities:	
(Increase) in receivables from brokers or dealers	(206,503)
Decrease in securities owned	28,007
Increase in accounts payable and accrued expense	188,678
Increase in commissions payable	283,505
(Decrease) in income taxes payable	(700)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	$ 350,759

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Securities
Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Policy of Cash Equivalents
The Company considers money market funds as cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the modified accelerated cost recovery systems based on the estimated useful lives of the assets, which range from five to seven years.

Income taxes
The provision for income taxes was computed by applying the Federal and State statutory rates to income before income taxes and after recognizing the tax benefits of the operating loss carryforwards.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs
The Company expenses the cost of advertising in the year incurred. During the year ended December 31, 2010, such advertising expenses (included as part of other operating expenses) amounted to $3,495.

Other Assets
Other assets consist of prepaid expenses of $88,098 and deposits of $2,954.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2010, the Company had net capital of $157,341 which was $57,341 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 5.2 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities are comprised of the following at December 31, 2010:

Deferred Tax assets:	
Net operating loss carryforwards	$ 2,100
State income Taxes	100
Contribution carryforwards	800
	3,000
Valuation allowance	-
	$ 3,000
Deferred tax liabilities:	
Depreciation	$ 4,700
Net deferred tax liability	$ 1,700

The Company has available at December 31, 2010, $24,000 of unused California operating loss carryforwards that may be applied against future California taxable income and that expire in 2027.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated liabilities consisting of notes payable to stockholders in the amount of $ 100,000 bearing interest at 3.0% above the prime rate were paid off during the year ended December 31, 2010

The subordinated borrowings were covered by agreements approved by the Financial Industry Regulatory Authority and were thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements, they could not have been paid (Note 2).

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment

The Company leases certain office facilities under month to month operating lease agreement from its stockholders. The lease requires monthly rentals of $3,000.

The Company leases another facility under a month to month operating lease agreement. The lease requires monthly rentals of $900.

Total rent expense for the year ended December 31, 2010 amounted to $53,800, including amounts paid to stockholders of $43,000.

Retirements Plans

The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. The contributions to the profit sharing plan for the year ended December 31, 2010 amounted to $99,232.

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2010 amounted to $18,481.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

FINRA Investigation
As a result of a routine examination in 2001 by the United States Securities and Exchange Commission (SEC), The Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD) has conducted an investigation of the activities of the Company in the area of fair Dealings with customers and use of class B shares. While the Company believes that its activities are justifiable, the management is unable to determine the outcome of the investigation and its ultimate impact on the financial position of the Company and its operations. No communications related to this matter have been received by the Company since 2001.

Litigations
The Company was a defendant in an arbitration before the Financial Industry Regulatory Authority, Inc. (FINRA) in connection with a claim filed by a former client alleging lack of suitability. The claim was withdrawn by the claimant with prejudice enabling the claimant to reinstate the claim in the future , if it should be so determined by the claimant.

The Company is a defendant in a pending arbitration before the Financial Industry Regulatory Authority, Inc. (FINRA) in connection with a claim filed by a former client who has not been able to transfer a portion of the investment account which is being withheld by the clearing firm of the Company based on the clearing firm's interpretation of The Financial Industry Regulatory Authority, Inc. (FINRA) rules and regulations. The Company has filed a motion to compel its clearing firm to be included in the arbitration.

NOTE 6 - SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events from the balance sheet date of December 31, 2010, through March 8, 2011, the date the financial statements were available to be issued.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

GBS FINANCIAL CORP.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

NET CAPITAL
Total stockholders' equity $ 568,197

Deductions and/or charges
Non-allowable assets:
Commissions receivable and non-allowable
Receivables net of commissions payable $ 282,610

Other assets	91,052	
Property and equipment	22,639	396,301

Net capital before haircuts on
securities positions 171,896

Haircuts on securities (computed,
where applicable, pursuant to
Rule 15c3-1©)(2):
Trading and investment securities:

Common stocks	1,848	
Debt securities	5,331	
Money market mutual funds	7,376	14,555

NET CAPITAL $ 157,341

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 225,668
Commissions payable	582,816
Income taxes payable	4,300
Deferred income taxes	1,700

TOTAL AGGREGATE INDEBTEDNESS $ 814,484

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required, 6 2/3% of aggregate
indebtedness or $100,000 if greater $ 100,000

Excess net capital $ 57,341

Ratio: Aggregate indebtedness to net capital 5.2 to 1

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of December 31, 2010

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 785,594	$ 186,231
Increase in non-allowable assets	-	(36,055)
Increase in accounts payable and accrued expenses	28,890	-
Adjustments to stockholders' equity-net income	-	7,165
Per Schedule I	$ 814,484	$ 157,341

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

GBS Financial Corp. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. GBS Financial Corp. does not hold customer funds or safekeep customer securities.

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

13

GBS FINANCIAL CORP.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2010

Not applicable

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the Financial statements and supplemental schedules of GBS Financial Corp. (The Company) as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), I considered the Company's internal control over financial reporting (internal control)as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and internal control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hovik M. Khaloian

March 8, 2011

16

GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2010

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP.
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2010

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment
Reconciliation</u>

To the Board of Directors
GBS Financial Corp.
Santa Rosa, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by GBS Financial Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GBS Financial Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GBS Financial Corp.'s management is responsible for GBS Financial Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 noting no differences;

3.   Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4.   ' Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Glendale, California
March 8, 2011

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31___, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 034631   FINRA   DEC
> GBS FINANCIAL CORP   11*11
> 558 B ST
> SANTA ROSA CA 95401-5240

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade (415) 225-0488

2. A. General Assessment (item 2e from page 2) $ _10,919_

    B. Less payment made with SIPC-6 filed (exclude interest)   (_5,274_)

      _7/26/10_
      Date Paid

    C. Less prior overpayment applied   (_-_)

    D. Assessment balance due or (overpayment)   _5,645_

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _-_

    F. Total assessment balance and interest due (or overpayment carried forward) $ _5,645_

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _5,645_

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBS Financial Corp
(Name of Corporation, Partnership or other organization)

StR Kabal
(Authorized Signature)

Dated the _24th_ day of _February_, 20_11_.

Financial + Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20_10_
and ending __Dec 31__, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __6,617,370__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __1,189,877__

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __368,478__

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   __6467__

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   __11,530__

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):   __597,661__

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __5,729__

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __75,948__

        Enter the greater of line (i) or (ii)   __75,948__

        Total deductions   __2,249,961__

2d. SIPC Net Operating Revenues $ __4,367,409__

2e. General Assessment @ .0025 $ __10,919__

(to page 1, line 2.A.)

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